May 26, 2004

           Symbol: OTCBB– STNYF

FOR IMMEDIATE RELEASE

STREAM EXPANDS THE SUBSCRIBER BASE

Stream Communications Network Inc. (“the Company” or “Stream”) is pleased to announce that it has completed the acquisition of 100% of the shares of Gim-Sat -- with the final payment of US$ 1.2 Million. This transaction will allow Stream to restructure and reduce the operating costs of Gim-Sat and increase revenues by offering new services, including Internet.

Stream has also signed a purchase agreement to acquire an additional cable television network with 4,300 cable television subscribers in Southern Poland. The transaction will be finalized in the middle of June 2004. Once the acquisition is completed, Stream will have approximately 50,000 cable TV and Internet subscribers.

“Due to Stream’s market positioning we are steadily increasing our subscriber base. The significance of these recent transactions will have a positive effect on our bottom line; the Company is very close to becoming cash flow positive.” said Stan Lis, President of Stream.

ABOUT STREAM

Stream is a broadband cable company and offers CATV and high-speed Internet services in densely populated market in Southern Poland (11.5 million inhabitants and 3.2 million TV homes). Stream is one of the principal consolidators of cable TV sector in that Region and intends to become a leading CATV operator and Internet provider in Southern Poland. Established in 1995, Stream has offices in Vancouver and Krakow, and is listed on the OTCBB, trading symbol STNYF.

For further information, please contact:

Mike Young, Investor Relations

tel. 604 669 2826

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network Inc. has little or no control.

Stream Communications Network Inc.

Commerce Place. PO Box 20, 1020 – 400 Burrard Street, Vancouver, B.C. Canada V6C 3A6

Tel: 604 669 2826 Fax: 604 669 2836 toll free 1 800 704 9649 www.streamcn.com www.office@streamcn.com